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September 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Equity REIT, LLC Offering Statement on Form 1-A
Response Dated August 20, 2020
File No. 024-11255

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Equity REIT, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 31, 2020 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on July 1, 2020 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment has been reproduced in italics herein with response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Form 1-A filed July 1, 2020

Note 3. Investments in Equity Method Investees, page F-13

1.	We note that you have non-controlling member interests in entities in which you own in excess of 50%, including Amira JV LP. Please tell us how you determined that it was appropriate to account for these entities under the equity method, citing relevant accounting literature.

Division of Corporation Finance

September 10, 2020

Response to Comment No. 1

RESPONSE: Although the facts and circumstances of each equity method investment differs, the Company has performed individual assessments on each entity in which it holds non-controlling member interests and has determined to account for these entities under the equity method of accounting. In response to the Staff's comment, the Company has provided an overview of its analysis with respect to the Amira JV LP (the “JV”), the entity identified by the Staff, below.

The Company respectfully advises the Staff that it first evaluated whether it held a controlling financial interest in the JV in accordance with Accounting Standards Codification 810 “Consolidation” (“ASC 810”).

In regards to the JV, the Company entered into a joint venture agreement (the “JV Agreement”) on July 18, 2019, with an unrelated third party (“JV Partner”) for the purpose of acquiring, owning, managing, supervising, and disposing of a single multifamily property (the “Property”) and sharing in the profits and losses from that property and its activities. An affiliate of the JV Partner (the “General Partner”) was appointed as the general partner of the JV, and as such, is responsible for managing the day-to-day activities of the JV. Certain non-partner affiliates of the JV Partner earn fees for venture management, property management, leasing and other services provided to the JV.

In connection with entering into the JV in July of 2019, the Company analyzed the joint venture agreement to determine whether the JV would be considered a variable interest entity (“VIE”). Under the provisions of ASC 810-10-15-14, an entity is a VIE if it has any of the following characteristics:

1.	The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

Company evaluation: The Company determined that there was sufficient equity investment at risk to permit the JV to finance its activities without additional subordinated financial support. Total equity investment at risk was sufficient for the JV to secure a Freddie Mac mortgage at market terms. Therefore, it did not exhibit the first characteristic noted above.

2.	As a group, the holders of the equity investment at risk lack any one of the following three characteristics:

a.	the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance. For limited partnerships, partners lack that power if they have neither substantive kick-out rights or substantive participating rights;
b.	the obligation to absorb the losses of the legal entity, and
c.	the right to receive the expected residual returns of the legal entity.

Company evaluation: Entities under common control with the general partner, and other parties acting on behalf of the general partner should be excluded from the assessment of whether a simple majority or lower threshold of limited partners can exercise kick-out rights in a limited partnership. The Company is the sole limited partner not under common control with the general partner, and does not have substantive kick-out rights because the General Partner cannot be removed without cause, but rather only after a "GP Removal Event" as defined in the JV Agreement, which includes occurrences such as fraud, gross negligence, willful misconduct, felony conviction, bankruptcy, any officer of the General Partner or JV Partner becoming a “Prohibited Person” as defined in the JV Agreement, or removal of certain keys executives from the General Partner.

Division of Corporation Finance

September 10, 2020

Although the Company does not possess substantive kick-out rights, it was determined that the Company does possess substantive participating rights via its approval rights over major actions. The definition of participating rights in the evaluation of whether a limited partnership is a VIE is the same definition as that applied in the voting interest entity model. ASC 810-10 defines Participating Rights in the Voting Interest Entity model as “Participating rights allow the limited partners or noncontrolling shareholders to block or participate in certain significant financial and operating decisions of the limited partnership or corporation that are made in the ordinary course of business. Participating rights do not require the holders of such rights to have the ability to initiate actions.”

ASC 810-10-25-11 further clarifies this definition: “Noncontrolling rights (whether granted by contract or by law) that would allow the noncontrolling shareholder or limited partner to effectively participate in either of the following corporate or partnership actions shall be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest or limited partner with a majority of kick-out rights through voting interests shall consolidate its investee. The following list is illustrative of substantive participating rights, but is not necessarily all-inclusive:

i.	Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures.
ii.	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.”

All major actions of the JV must be approved by the Company, including the decision to sell or lease all or any portion of the Property; liquidate or dissolve the JV; merge or consolidate the JV; approve the terms and conditions of any financing, refinancing, or capitalization; amend the terms of any general contractor agreement, or property or construction management agreement; materially amend the business plan, operating budget, capital budget, or form lease; transfer existing or issue additional ownership interests in the JV, or incur any expense that materially exceeds the operating budget or capital budget. These major actions constitute the significant financial and operating decisions of the limited partnership that are made in the ordinary course of business, illustrating that the Company's participation is substantive.

The Company also determined that, as a group, the holders of the equity investment at risk did not lack any of the other characteristics outlined in the second criterion. Jointly, the Company and JV Partner retain all decision making power and will benefit financially (either from losses or income) from the operations of the JV. Therefore, the second characteristic does not exist.

3.	The equity investors as a group are also considered to lack the characteristic in (2)(a) above if (x) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both, and (y) substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, reporting entities shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the legal entity and not only to its equity investment at risk.

Division of Corporation Finance

September 10, 2020

Company evaluation: Though the decision-making power of each equity holder is not necessarily proportional to its obligations to absorb losses or right to receive returns (for example, the Company has an equity stake of approximately 60%, but equally shares decision-making power with JV Partner, for all major actions, as further described below), substantially all of the JV’s activities are conducted on behalf of all partners and not solely on behalf a partner with disproportionately few voting rights. Therefore, the Company determined that the group has the power to direct the activities of the JV, and that the JV lacked the characteristic outlined in the third criterion.

Based on the assessment of the above criteria, the Company determined that the JV is not a VIE. The Company then considered whether it holds a controlling financial interest under the Voting Interest Model in ASC 810-10.

ASC 810-10-15-8A states “Given the purpose and design of limited partnerships, kick-out rights through voting interests are analogous to voting rights held by shareholders of a corporation. For limited partnerships, the usual condition for a controlling financial interest, as a general rule, is ownership by one limited partner, directly or indirectly, of more than 50 percent of the limited partnership’s kick-out rights through voting interests. The power to control also may exist with a lesser percentage of ownership, for example, by contract, lease, agreement with partners, or by court decree.” For limited partnerships that are not VIEs, the concept of a controlling financial interest is premised on whether a limited partner owns substantive kick-out rights that give it the unilateral right to remove the general partner or dissolve the partnership without cause.

The Company does not have unilateral right to remove the General Partner as general partner of the JV, rather, the Company can only remove the General Partner after a GP Removal Event, as described above in the VIE analysis. Furthermore, partnership liquidation rights of the JV are equally shared between the Company and JV Partner via bilateral Buy-Sell clauses in the JV Agreement. The buy-sell clause does not operate like a unilateral liquidation right, because JV Partner and its affiliates have the option to retain control over the JV’s assets.

The JV is not consolidated because the Company does not have a controlling financial interest. However, the Company does have the ability to exercise significant influence over the investee via approval rights over major actions. ASC 323-30-25-1 states “Investors in unincorporated entities such as partnerships and other unincorporated joint ventures generally shall account for their investments using the equity method of accounting by analogy to Subtopic 323-10: if the investor has the ability to exercise significant influence over the investee.” Generally, the equity method requires the Company measure the investment in Amira JV LP initially at cost, adjust the carrying amount of the investment for its share of the earnings or losses of the JV after the date of investment and report the recognized earnings or losses in income.

Accordingly, as a result of the foregoing, the Company respectfully submits that it has properly accounted for the various entities, including the JV, under the equity method.

Division of Corporation Finance

September 10, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Associate General Counsel
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP